UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	July	,	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Atlatsa Announcement, dated July 1, 2015.

ATLATSA ANNOUNCEMENT

July 1, 2015, Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) refers shareholders to Section 1.11 “Liquidity” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations and note 2 “Going Concern” of the Consolidated Financial Statements for the year ended December 31, 2014 filed on SEDAR and EDGAR.

On November 10, 2014, a letter of support was received from Anglo American Platinum Limited (“Anglo Platinum”) to provide financial support up to a maximum of CAD$42.4 million (ZAR422.0 million) to March 31, 2016, in the event of unforeseen circumstances not within the Company’s control that may result in Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”) not meeting its planned cash forecasts (“letter of support”). The letter of support was subject to certain terms and conditions, certain of which were to be met by June 30, 2015.

Further to various interactions between Atlatsa, Anglo Platinum and the Department of Mineral Resources, South Africa, the Company advises that the following conditions to the letter of support have not been met within their prescribed time frame:

•
Definitive agreements in respect of the purchase by Rustenburg Platinum Mines Limited of at least a further 25% in the Kwanda North prospecting rights and at least 60% in the Central Block prospecting rights, have not been executed; and

•
Given the depressed price of Atlatsa shares and potential dilution to existing shareholders as a result of the share subscription, Atlatsa executives have been restricted from subscribing for CAD$6.0 million (ZAR60 million) of equity in Atlatsa.

Atlatsa remains in discussions with Anglo Platinum surrounding the future sustainability of Bokoni Mine as well as potential alternative financial support for the Company, having regard to current challenges within the South African platinum industry.

Queries:

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 372 5816	One Capital Sponsor Services Proprietary Limited Kathy Saunders Office: +27 11 550 5010 Email: kathy@onecapital.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	July 2, 2015	By:	/s/ Boipelo Lekubo
Name: Boipelo Lekubo Title: Chief Financial Officer